# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NIP Group Inc., CIK 0001966233
CUSIP: 654503101
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: ROSENLUNDSGATAN 31, Stockholm, Sweden (V7), 11863
Date of event which requires filing of this statement: 11/07/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-129754
Filed by CIK 0002047341

## Reporting persons
- DIGLIFE AS: type of reporting person: corporation (CO); citizenship or place of organization: Norway (Q8); sole voting power 13,362,381; shared voting power 0; sole dispositive power 13,362,381; shared dispositive power 0; aggregate amount beneficially owned 13,362,381 (3% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 13,362,381 Class B2 ordinary shares, which are directly held by DIGLIFE AS, a company registered under the laws of Norway. DIGLIFE AS is 95.61% owned by Hicham Chahine. (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 448,715,515 ordinary shares (consisting of 365,280,890 Class A ordinary shares, 51,900,121 Class B1 ordinary shares and 31,534,504 Class B2 ordinary shares) of the Issuer as a single class issued and outstanding as of February 19, 2026, according to records of the Issuer.
- Hicham Chahine: type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); sole voting power 31,534,504; shared voting power 0; sole dispositive power 31,534,504; shared dispositive power 0; aggregate amount beneficially owned 31,534,504 (7% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents (i) 13,362,381 Class B2 ordinary shares, which are directly held by DIGLIFE AS, a company registered under the laws of Norway. DIGLIFE AS is 95.61% owned by Hicham Chahine; and (ii) 18,172,123 Class B2 ordinary shares directly held by Hicham Chahine. (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 448,715,515 ordinary shares (consisting of 365,280,890 Class A ordinary shares, 51,900,121 Class B1 ordinary shares and 31,534,504 Class B2 ordinary shares) of the Issuer as a single class issued and outstanding as of February 19, 2026, according to records of the Issuer.

## Item 1. Issuer
Name of issuer: NIP Group Inc.
Address of issuer's principal executive offices: Rosenlundsgatan 31, 11863, Stockholm, Sweden

## Item 2. Person Filing
Name of person filing: DIGLIFE AS; Hicham Chahine
Address of principal business office or, if none, residence:
DIGLIFE AS: Tors gate 2B, 0260 Oslo, Norway

Hicham Chahine: 27 Al Rabat Street, Al Reem Island, Abu Dhabi, United Arab Emirates
Citizenship:
DIGLIFE AS: Norway

Hicham Chahine: Norway

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses of each Reporting Person to Row (9) of this Schedule 13G are incorporated by reference in this Item.
Percent of class: The responses of each Reporting Person to Row (11) of this Schedule 13G are incorporated by reference in this Item.
Sole power to vote or to direct the vote: The responses of each Reporting Person to Row (5) of this Schedule 13G are incorporated by reference in this Item.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: The responses of each Reporting Person to Row (7) of this Schedule 13G are incorporated by reference in this Item.
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- DIGLIFE AS: /s/ Hicham Chahine, Hicham Chahine / Director (02/19/2026)
- Hicham Chahine: /s/ Hicham Chahine, Hicham Chahine (02/19/2026)